Exhibit 99.1

July 26, 2017

Delcath Letter to Stockholders

To My Fellow Stockholders:

I write to ask for your support for a reverse stock split as outlined in the accompanying Schedule 14A. This is the only item on the 14A and we ask you to vote FOR the Proposal.

To continue to fund our operations and support our clinical programs, we need the ability to issue common shares, both to service the amortization of our Convertible Note and to explore alternative equity financing. However, we are currently at the threshold of the Authorized Shares limit in our Certificate of Incorporation. Without a sufficient number of authorized shares, we are unable to access the $11.8 million of cash in the restricted account associated with the Convertible Notes issued last year, or to undertake any type of equity fund raise. The proposed reverse split of our common shares will reduce the shares outstanding and provide us with the flexibility to raise equity capital and support our important clinical trials and our commercial efforts in Europe.

In July, we issued two series of preferred stock (Series A Preferred Stock and Series B Preferred Stock) in transactions with holders of our Convertible Note. The Series A shares were issued to address a short-term valuation issue for common shares delivered to the Note holders to close an installment period. Through the Series A Preferred Shares placement, we were able to value the open installment shares such that the amount of debt remaining under the Convertible Note was reduced by $4.2 million. The Series B Preferred Shares, which are convertible to common shares at $0.153, allowed us to raise $2.0 million in unrestricted cash. This was critical to our ongoing operations because we are unable to access cash in the restricted accounts related to the Convertible Note. There is $13.7 million in debt remaining under the Convertible Note.

Effecting the reverse stock split will also allow Delcath to remain in compliance with NASDAQ exchange stock listing requirements, which provides liquidity and other important benefits to the Company and its investors. It is important to note that the floor price for the Convertible Note will adjust with the effected reverse stock split ratio to a minimum of $1.00. We believe this should serve to support the stock price following a split and reduce future potential dilution related to the Convertible Note.

For these reasons, we need your support of our proposed reverse stock split in order for Delcath to move forward successfully, and on behalf of Delcath’s management team and Board of Directors, I am seeking your support by voting FOR the reverse stock split so we can continue to build Delcath into a leading interventional oncology company. All investors are encouraged to read our Definitive Schedule 14A in detail for full information regarding the proposed reverse stock split.

We appreciate your support and look forward to reporting on our continued clinical and commercial progress.

Sincerely,

Jennifer K. Simpson, Ph.D., MSN, CRNP

President and Chief Executive Officer

1633 Broadway, Suite 22C, New York, NY 10019 | T: 212-489-2100 | F: 212-489-2102

About Delcath Systems

Delcath Systems, Inc. is an interventional oncology Company focused on the treatment of primary and metastatic liver cancers. Our investigational product—Melphalan Hydrochloride for Injection for use with the Delcath Hepatic Delivery System (Melphalan/HDS) —is designed to administer high-dose chemotherapy to the liver while controlling systemic exposure and associated side effects. We have commenced a global Phase 3 FOCUS clinical trial for Patients with Hepatic Dominant Ocular Melanoma (OM) and plan to initiate a Registration trial for intrahepatic cholangiocarcinoma (ICC) in the fall of 2017. Melphalan/HDS has not been approved by the U.S. Food & Drug Administration (FDA) for sale in the U.S. In Europe, our system has been commercially available since 2012 under the trade name Delcath Hepatic CHEMOSAT® Delivery System for Melphalan (CHEMOSAT), where it has been used at major medical centers to treat a wide range of cancers of the liver.

Forward Looking Statements

Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements made by the Company or on its behalf. This news release contains forward-looking statements, which are subject to certain risks and uncertainties that can cause actual results to differ materially from those described. Factors that may cause such differences include, but are not limited to, uncertainties relating to: the timing and results of the Company’s clinical trials including without limitation the OM and ICC clinical trial programs, timely enrollment and treatment of patients in the global Phase 3 OM clinical trial, IRB or ethics committee clearance of the Phase 3 OM and ICC Registration trial protocols from participating sites and the timing of site activation and subject enrollment in each trial, the impact of the presentations at major medical conferences and future clinical results consistent with the data presented, approval of Individual Funding Requests for reimbursement of the CHEMOSAT procedure, the impact, if any of ZE reimbursement on potential CHEMOSAT product use and sales in Germany, clinical adoption, use and resulting sales, if any, for the CHEMOSAT system to deliver and filter melphalan in Europe including the key markets of Germany and the UK, the Company’s ability to successfully commercialize the Melphalan HDS/CHEMOSAT system and the potential of the Melphalan HDS/CHEMOSAT system as a treatment for patients with primary and metastatic disease in the liver, our ability to obtain reimbursement for the CHEMOSAT system in various markets,, approval of the current or future Melphalan HDS/CHEMOSAT system for delivery and filtration of melphalan or other chemotherapeutic agents for various indications in the U.S. and/or in foreign markets, actions by the FDA or other foreign regulatory agencies, the Company’s ability to successfully enter into strategic partnership and distribution arrangements in foreign markets and the timing and revenue, if any, of the same, uncertainties relating to the timing and results of research and development projects, our ability to maintain NASDAQ listing, and uncertainties regarding the Company’s ability to obtain financial and other resources for any research, development, clinical trials and commercialization activities. These factors, and others, are discussed from time to time in our filings with the Securities and Exchange Commission. You should not place undue reliance on these forward-looking statements, which speak only as of the date they are made. We undertake no obligation to publicly update or revise these forward-looking statements to reflect events or circumstances after the date they are made.

1633 Broadway, Suite 22C, New York, NY 10019 | T: 212-489-2100 | F: 212-489-2102